SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AEI ENVIRONMENTAL, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                001 02Y 102
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               April 18, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001 02Y 102                 13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ed MCMILLAN

     THOMAS TAFT

     MARK MARGASON

     GREG RANSDELL

     JOHN ZICK

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     SC  (The source of funds or consideration for all persons listed in Section
          1 was the Company whose securities are being acquired)

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA  (All persons listed in Section 1 are United States Citizens)

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                       7    SOLE VOTING POWER

     NUMBER OF
                            ED MCMILLAN    THOMAS TAFT         MARK MARGASON
                            336,649        1,741,623           1,267,338

      SHARES                GREG RANSDELL  JOHN ZICK
                            423,729        466,500
                       -----------------------------------------------------
                       8    SHARED VOTING POWER
BENEFICIALLY OWNED BY       0
                       -----------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

     EACH                   ED MCMILLAN    THOMAS TAFT         MARK MARGASON
                            336,649        1,741,623           1,267,338
   REPORTING
                            GREG RANSDELL  JOHN ZICK
  PERSON WITH               423,729        466,500
                       -------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     ED MCMILLAN  THOMAS TAFT  MARK MARGASON  GREG RANSDELL  JOHN ZICK
     336,649      1,741,623    1,267,338      423,729        466,500

     TOTAL:  4,235,839

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     ED MCMILLAN  THOMAS TAFT  MARK MARGASON  GREG RANSDELL  JOHN ZICK
     3.62%        18.75%       13.64%         4.56%          5.02%
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14   TYPE OF REPORTING PERSON*

     IN  (Each person listed in Section 1 is an individual)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of AEI Environmental, Inc., a Colorado corporation (the "Company" or "Issuer"), which has its principal corporate offices at 215 Bluegrass Road, Suite C, Franklin, KY 42135.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is being filed by Ed McMillan, Thomas Taft, Mark Margason, Greg Ransdell and John Zick (the "Shareholders").

     (b) The business address of the Shareholders are set forth below

Ed McMillan            Thomas Taft    Mark Margason     Greg Ransdell
11578 Trail Ridge Pl.  PO Box 1766    105 E. First St.  215 Bluegrass Rd., Ste.C
Zionville, IN          Greenville, NC Hinsdale, IL      Franklin, KY

John Zick
708 E. Woodland Ave.
Hinsdale, IL

     (c) The present principal occupation or employment of the Shareholders are as set forth below:

      Ed McMillan

      Thomas Taft

      Mark Margason

      Greg Ransdell

      John Zick

The following table sets forth the membership of the Shareholders and ownership of their AEI Environmental, Inc. common stock:

Beneficial Ownership.

Ed McMillan                              336,649             3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas Taft                            1,741,623            18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                          1,267,338            13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                            423,729             4.56%
215 Bluegrass Rd., Suite C
Franklin, KY

John Zick                                466,500             5.02%
708 E. Woodland Avenue
Hinsdale, IL

     (d) During the last five years, the Shareholders have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholders, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) The Shareholders are all United States citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholders hold the securities described herein in connection with the issuance of AEI Environmental, Inc. Common Stock, subsequently exchanged with Registrant Common Stock, pursuant to the Plan and Agreement of Merger, attached as Exhibit 2.2 of the Registrant's Form 8-K/A filed with the Securities and Exchange Commission ("SEC") on December 7, 2000 and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder hold the Common Stock as affiliates and officers of the Registrant.

     (a) The Shareholders may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

     (b) The Shareholder do not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

     (c) The Shareholders do not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) The Shareholders do not have any plans or proposals that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing open vacancies on the board.

     (e) The Shareholders do not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

     (f) The Shareholders do not have any plans or proposals that relate to or would result in any other material change in the Company's business or corporate structure.

     (g) The Shareholders do not have any plans or proposals that relate to or would result in changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.

     (h) The Shareholders do not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) The Shareholders do not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j) The Shareholders do not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholders beneficially owns the number of shares of Common Stock, representing the percentages of the total issued and outstanding shares of Common Stock set forth below. The Shareholders have sole power to direct the vote of these shares and sole power to direct the disposition of such shares.

     Ed McMillan         336,649             3.62%
     Thomas Taft       1,741,623            18.75%
     Mark Margason     1,267,338            13.64%
     Greg Ransdell       423,729             4.56%
     John Zick           466,500             5.02%

     (a) Number of Shares and Percentages of Common Stock Owned as of the date of this filing:

Ed McMillan                           336,649           3.62%
11578 Trail Ridge Place
Zionville, IN

Thomas Taft                         1,741,623          18.75%
P.O. Box 1766
Greenville, NC

Mark Margason                       1,267,338          13.64%
105 E. First Street
Hinsdale, IL

Greg Ransdell                         423,729           4.56%
215 Bluegrass Road, Suite C
Franklin, KY

John Zick                             466,500           5.02%
708 E. Woodland Avenue
Hinsdale, IL

     (b) The Shareholders have the sole power to vote and to dispose of the shares described herein.

     (c) Not applicable.

     (d) The Shareholders know of no person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns the number of shares of Common Stock of the Company, representing the percentages of the total issued and outstanding shares of Common Stock of the Company set forth below. The Shareholder has the authority to vote or direct the vote of the Shareholder's shares of Common
Stock of the Company.

Ed McMillan          336,649              3.62%
Thomas Taft        1,741,623             18.75%
Mark Margason      1,267,338             13.64%
Greg Ransdell        423,729              4.56%
John Zick            466,500              5.02%


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May __, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Ed McMillan, Thomas Taft, Mark Margason, Greg Ransdell and John Zick

         /s/ Ed McMillan

         ED MCMILLAN

         /s/ Thomas Taft

         THOMAS TAFT

         /S/ Mark Margason

         MARK MARGASON

         /s/ Greg Ransdell

         GREG RANSDELL

         /s/ John Zick

         JOHN ZICK